[FAIRPOINT COMMUNICATIONS, INC. LETTERHEAD]

(704) 227-3620

agiammarino@fairpoint.com

October 2, 2008

VIA EDGAR

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	FairPoint Communications, Inc. Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008

FairPoint Communications, Inc. Form 10-Q for Fiscal Quarter Ended June 30, 2008, File No. 1-32408

Ladies and Gentlemen:

FairPoint Communications, Inc., a Delaware corporation (the ‘‘Registrant’’), is submitting one copy of the Registrant’s response to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) comments conveyed in the Staff’s comment letter, dated September 18, 2008.

The Registrant’s responses set forth the Staff’s comments together with the Registrant’s responses.

In connection with the Registrant’s responses to the Staff’s comments on the Registrant’s filings, the Registrant hereby acknowledges that:

•           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (704) 227-3620.

Sincerely,

/s/ Alfred C. Giammarino

Alfred C. Giammarino of FAIRPOINT COMMUNCATIONS, INC.

cc:                Melissa Hauber

Robert S. Littlepage

Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint Communications, Inc.

Jeffrey J. Pellegrino

Enclosures

FairPoint Communications, Inc.

Memorandum of FairPoint Communications, Inc.’s (the “Registrant”) responses to the Comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Conveyed in a Letter dated September 18, 2008

The Staff’s comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Condensed Consolidated Statement of Stockholders’ Equity (Unaudited), page 7

1.                 Tell us how you determined the balances of Additional paid-in capital and Retained earnings (deficit) as of December 31, 2007 and your basis for this presentation.

On March 31, 2008, Northern New England Spinco Inc. (“Spinco”), a subsidiary of Verizon, merged with and into the Registrant (the “Merger”). Immediately following the completion of the Merger, Verizon stockholders collectively owned 53,760,623 shares of the common stock of the Registrant, or approximately 60% of the Registrant’s shares of common stock on a fully diluted basis (excluding treasury stock and certain specified options, restricted stock units and restricted shares outstanding). As a result, Spinco was deemed the acquirer in the Merger for accounting purposes, and the Merger was accounted for as a reverse acquisition.

Absent current guidance related to the treatment of equity in a reverse merger, the Registrant referred to SFAS 141R which provides that the historical financial statements of the accounting acquirer are presented for comparative purposes and the stockholders’ equity within those historical financial statements is retroactively restated to reflect the legal capital of the accounting acquiree.

Prior to the Merger, Spinco did not operate as a separate business and, accordingly, historical financial statements for the entity were not prepared on a stand-alone basis. In connection with the Merger, special-purpose historical financial statements were prepared and reported that Spinco had  $1,119,162,000 in parent funding at December 31, 2007. Subsequent to the Merger, the December 31, 2007 parent funding previously reported in Spinco’s historical financial statements was retroactively restated and allocated into separate components of December 31, 2007 stockholders’ equity as follows:

•                  Based on a par value of $0.01 per share, the issuance of 53,760,623 shares of the Registrant’s common stock to Verizon’s stockholders upon closing of the Merger resulted in a total common stock par value of $538,000;

•                  Utilizing the $9.02 closing price of the Registrant’s common stock on March 31, 2008, the issuance of 53,760,623 shares of the Registrant’s common stock to Verizon’s stockholders upon closing of the Merger resulted in additional paid-in capital of $484,383,000. As discussed above, Spinco was not a stand-alone entity prior to March 31, 2008; therefore, the Company used the closing stock price of the Registrant at March 31, 2008 since no stock price existed for the shares prior to that date; and

•                  Retained earnings, as presented at December 31, 2007, represents the remainder of the parent funding balance from the Spinco historical special-purpose financial statements.

(7) Interest Rate Swap Agreements, page 23

2.                 Clarify your statement that several of the swap agreements became effective as of June 30, 2008. Tell us whether you entered into new agreements on that date or whether your accounting treatment of these instruments under SFAS 133 changed as of June 30, 2008.

Prior to closing the Merger on March 31, 2008, the Registrant (FairPoint) entered into several forward swap agreements with an aggregate notional amount of $850.0 million (as denoted in the chart below) and agreement terms beginning on June 30, 2008. The phrase “effective” in this disclosure refers to agreement terms of these forward swap instruments which came into effect on June 30, 2008. No new agreements were entered into on June 30, 2008 and there was no change to the Registrant’s accounting treatment of its swap instruments under SFAS 133.

In accordance with SFAS 141, derivative contracts that are acquired or assumed to be acquired in a purchase business combination should be recognized at fair value based on the principles and requirements outlined in SFAS 133. Therefore, upon closing of the Merger on March 31, 2008, the Registrant evaluated whether the swap agreements qualified for hedge accounting treatment under SFAS 133 and concluded that they did not meet the criteria for hedge accounting treatment. Therefore, gains and losses resulting from the change in the fair value of the instruments are recognized during the current period.

Notional Amount	Rate	Rate, including applicable margin	Agreement Expiration Date
$ 100.0 Million	4.99%	7.74%	December 30, 2010
$ 100.0 Million	4.95%	7.70%	June 30, 2010
$ 100.0 Million	5.45%	8.20%	December 31, 2010
$ 100.0 Million	5.30%	8.05%	December 30, 2010
$ 100.0 Million	4.50%	7.25%	December 31, 2010
$ 100.0 Million	4.50%	7.25%	December 31, 2010
$ 250.0 Million	3.25%	6.00%	December 31, 2010

(10) Employee Benefits, page 28

3.                 Explain for us in more detail the nature of the Other Comprehensive Loss of $78.7 million that you recognized during the first quarter of 2008 in connection with the merger.

Prior to the closing of the Merger on March 31, 2008, Spinco employees, retirees and their dependents participated in Verizon’s consolidated pension and post-retirement healthcare plans. Because there were not separate benefit plans for the Spinco business, annual income and expense related to the plan assets and employee benefit obligations were allocated to the Spinco business from Verizon.

As part of the Merger, plan assets and employee benefit obligations specifically related to the active employees in the Spinco business were spun off from the Verizon commingled pension and post-retirement healthcare plans into new benefit plans maintained by the Registrant. In accordance with SFAS 87 Q&A No. 81, an employer should allocate the transaction assets or obligation remaining in accumulated other comprehensive income, in proportion to the projected benefit obligations of the two surviving plans and that prior service costs included in accumulated other comprehensive income should be allocated to the surviving plans based on the applicable individuals included in the employee groups covered.

Upon their separation from the Verizon consolidated benefit plans in accordance with SFAS 87 Q&A No. 81, $78.7 million of unrecognized prior service cost and net loss on plan assets was recorded in Other Comprehensive Loss at March 31, 2008, as follows:

	Pension			Post-retirement healthcare
	Management	Associate	Total	Management	Associate	Total
	Plan	Plan	Pension	Health/Life	Health/Life	OPEB	Total
Unrecognized:
Prior Service Cost	52	7,243	7,295	(116)	41,220	41,104	48,399
Net (Gain)/Loss	(867)	1,936	1,069	1,644	27,613	29,257	30,326
Total	(815)	9,179	8,364	1,528	68,833	70,361	78,725